SECURITIES AND EXCHANGE COMMISSION
		     	     Washington, D.C. 20549

			  	  SCHEDULE 13D
		      Under the Securities Exchange Act of 1934


		     	          PW Eagle, Inc.
		       		 (Name of Issuer)

			  	   Common Stock
		 	  (Title of Class of Securities)

				    69366Y108
			          (CUSIP Number)

			   Mr. Scott B. Bernstein, Esq.
			    Caxton Associates, L.L.C.
			   731 Alexander Road, Bldg. 2
			   Princeton, New Jersey 08540
			         (609) 419-1800
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

			  	    3/6/2006
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton International Limited

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    WC

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    669,000

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    669,000

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    669,000

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     6.0%

 (14) Type of Reporting Person (See Instructions).
     CO

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Caxton Associates, L.L.C.
    22-3430173

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    669,000

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    669,000

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    669,000

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     6.0%

 (14) Type of Reporting Person (See Instructions).
     IA

 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

    Kovner, Bruce

 (2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a)|_|
                                                                          (b)|_|

 (3) SEC Use Only.

 (4) Source of Funds (See Instructions).
    Not Applicable

 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

 (6) Citizenship or Place of Organization
    United States

Number of Shares Beneficially Owned by Each Reporting Person With:

 (7) Sole Voting Power:
    0

 (8) Shared Voting Power:
    669,000

 (9) Sole Dispositive Power:
    0

 (10) Shared Dispositive Power:
    669,000

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person.
    669,000

 (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions). |_|

 (13) Percent of Class Represented by Amount in Row (11).
     6.0%

 (14) Type of Reporting Person (See Instructions).
     IN


Item 1.  Security and Issuer

     This Schedule 13D relates to the Common Stock, par value $0.01 (the "Common Stock") of PW Eagle, Inc. (the "Company"). The principal executive office of the Company is located at 1550 Valley River Drive, Eugene, OR 97401.

Item 2.  Identity and Background

(a) This statement is filed by Caxton International Limited, a British Virgin Islands corporation ("Caxton International"),
     Caxton Associates, L.L.C., a Delaware limited liability company ("Caxton Associates") and Mr. Bruce Kovner.

     The persons listed on Schedule B annexed hereto are the directors and executive officers of Caxton International and the persons listed on Schedule C annexed hereto are the executive officers of Caxton Associates (together the "Listed Persons").

(b)
     (i) The address of Caxton International is c/o Prime Management Limited, Mechanics Building, 12 Church Street, Hamilton HM11, Bermuda.
     (ii) The address of Caxton Associates is Princeton Plaza, Building 2, 731 Alexander Road, Princeton, NJ 08540.
     (iii) The business address of Mr. Kovner is 500 Park Avenue,
      New York, NY  10022.

(c)
     (i) The principal business of Caxton International is engaging in the trading and investing in international currency, financial and commodity interests and securities, as well as other investments.
     (ii) The principal business of Caxton Associates is trading and investing.
     (iii) The principal occupation of Mr. Kovner is Chairman of Caxton Associates.

(d) No person filing this statement and none of the Listed Persons (to the knowledge of the undersigneds) has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No person filing this statement and none of the Listed Persons (to the knowledge of the undersigneds) has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Kovner is a United States citizen. Schedules B and C set forth the citizenship of each of the Listed Persons.


Item 3.  Source and Amount of Funds or Other Consideration

     An aggregate of $11,355,765.24 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton
     International acquired and sold shares of Common Stock of the Company. The purchase price for such acquired shares was paid out of Caxton International's working capital.

Item 4.  Purpose of Transaction.

     The Reporting Persons believe that the intrinsic value of the Company, and the amount a strategic or financial buyer would pay to acquire the Company, is significantly greater than the current market value of the Common Stock. The Reporting Persons accordingly believe that the Board of Directors of the Company (the "Board") should undertake a process to actively consider strategic alternatives for the purpose of maximizing shareholder value.

     The Reporting Persons also believe that the Company should promptly take steps to reduce its current base of shares through repurchases funded from free cash flow and the proceeds of a modest amount of borrowings. The Reporting Persons believe that free cash flow should be returned to stockholders and that a modest amount of financial leverage would be desirable for the Company.

     In addition, the Reporting Persons believe that the structure and composition of the Board do not serve the best interests of the Company's shareholders. The Reporting Persons believe that all directors should be elected annually, rather than serving staggered three-year terms, and that a majority of the Company's directors should not be affiliated with a single 15% stockholder.

     Pirate Capital LLC ("Pirate Capital") has announced that on March 9, 2006, it delivered to the Company a notice to make certain nominations and proposals at the Company's 2006 annual meeting of stockholders. Pirate Capital also indicated in its Schedule 13D filed with the Securities and Exchange Commission that it intends to encourage the Company to actively pursue strategic alternatives to maximize shareholder value, including the potential sale of the Company. The Reporting Persons believe that Pirate Capital's plans seem generally aligned with the Reporting Persons' interests and intend to study Pirate Capital's proxy materials if and when they become available.

     Representatives of the Reporting Persons have had conversations with members of the Company's operating management and with members of the Board and have advised them as to the Reporting Persons positions expressed above. The Reporting Persons reserve the right to communicate further with the Company's operating management and with members of its Board, as well as with other stockholders and third parties about these and other matters. The Reporting Persons continue to examine all of their options with respect to the possibility of taking actions that they believe will enhance shareholder value. Any such actions could relate to or result in one or more of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons also reserve the right to purchase or otherwise acquire additional Common Stock or to sell or otherwise dispose of Common Stock owned by them, in each case in open market or privately negotiated transactions or otherwise.


Item 5.  Interest in Securities of the Issuer

(a) Caxton International beneficially owns 669,000 shares of Common Stock (which includes warrants to purchase 60,000 shares of Common Stock), representing approximately 6.0% of the total shares of Common Stock issued and outstanding.

(b)  (i) Caxton Associates is the trading advisor to Caxton
      International and, as such, has voting and dispositive power with respect to the investments of Caxton International. As a result of the foregoing, Caxton Associates may be deemed beneficially to own the securities of the Issuer owned by Caxton
      International.

     (ii) Mr. Kovner is the Chairman of Caxton Associates and the sole shareholder of Caxton Corporation, the manager and majority owner of Caxton Associates. As a result of the fore-going, Mr. Kovner may be deemed beneficially to own the securities of the Issuer owned by Caxton International.

(c) Caxton International acquired additional shares and/or sold shares of Common Stock in a series of open market transactions effected primarily with independent brokers and, to a lesser extent, directly with market makers utilizing the NASDAQ System, between January 13 and March 14, 2006. See Schedule A for disclosure of
     (1) the date, (2) the price and (3) the amount of shares purchased and/or sold by Caxton International during the past 60 days.

(d) Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the Stock and Warrant Purchase Agreement (the "Purchase Agreement") dated December 5, 2005 between Caxton International and the Company, Caxton International acquired 240,000 shares of Common Stock and warrants to acquire 60,000 shares of Common Stock at an exercise price of $27.00. Pursuant to the Purchase Agreement, the Company agreed to register the shares pursuant to the Securities Act of 1933. The Company filed such registration on February 23, 2006.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons filing this Report or the Listed Persons or between such persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or with-holding of proxies.

Item 7.  Material to Be Filed as Exhibits

     There is filed herewith as Exhibit A a written agreement relating to the filing or joint acquisition statements as required by Rule 13d-1(f)(1) under the Exchange Act.


Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					Caxton International Limited

Date: 3/15/2006				/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer


Date: 3/15/2006	 			/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary

					Caxton Associates, L.L.C.

Date: 3/15/2006	 			/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary

Date: 3/15/2006				/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
					       as Attorney-in-Fact


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


Schedule A

Caxton International Limited

			No of Shares			Price Per Share
Trade Date		Purchased (Sold)		(Excluding Commission)

13-Jan-06      		11,400				22.2865
17-Jan-06       	5,000      			21.6994
20-Jan-06       	5,000      			19.6500
02-Feb-06       	1,300      			21.2377
02-Feb-06      		15,000      			21.6779
03-Feb-06       	8,700      			21.4319
07-Feb-06      		10,000      			21.6418
09-Feb-06       	9,000      			22.6642
10-Feb-06      		(3,900)	 	      		23.3500
14-Feb-06     		(20,100)      			23.4145
15-Feb-06     		(30,300)      			24.4160
16-Feb-06       	6,800      			19.2600
16-Feb-06      		(1,800)      			20.0472
16-Feb-06      		10,300      			22.0610
17-Feb-06       	5,000      			18.9368
22-Feb-06      		(4,800)      			20.0413
23-Feb-06       	4,800      			21.0771
24-Feb-06      		10,000      			21.5443
28-Feb-06       	1,500      			22.0130
28-Feb-06      		10,700      			22.0729
28-Feb-06      		15,000      			22.1500
01-Mar-06      		10,000      			22.6500
01-Mar-06       	15,000      			22.6958
02-Mar-06      		10,000      			23.0100
02-Mar-06      		20,000      			23.1250
02-Mar-06      		67,800      			23.1713
03-Mar-06      		20,000      			24.6750
03-Mar-06      		80,000      			24.7947
06-Mar-06      		30,000      			23.7348
07-Mar-06      		45,000      			23.3750
07-Mar-06       	5,000      			23.9000
08-Mar-06      		19,000      			23.4489
08-Mar-06      		15,000      			23.4667
10-Mar-06      		50,000      			23.0534


Exhibit Index

Exhibit 1 - Joint Acquisition Statement Pursuant To Rule 13d-1(k)(1).


Exhibit 1

                         JOINT ACQUISITION STATEMENT
                        PURSUANT TO RULE 13d-1(k) (1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: 3/15/2006

					Caxton International Limited

					/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer

				  	/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary

 					Caxton Associates, L.L.C.

				 	/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary

				  	/s/ Bruce S. Kovner
					Name: Bruce S. Kovner
					Title: signed by Scott B. Bernstein
       					       as Attorney-in-Fact



Schedule B

Caxton International Limited

Board of Directors

Joseph Kelly
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  President, Prime Management Limited
Citizenship:  British

Peter P. D'Angelo
c/o Caxton Associates, L.L.C.
500 Park Avenue
New York, NY  10022
Principal Occupation:  President, Caxton Associates, L.L.C.
Citizenship:  United States

Maxwell Quin
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Attorney-At-Law
Citizenship:  British

William Anderson
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Managing Director, Trident Advisors, Inc.
		       Toronto, Ontario, Canada
Citizenship:  Canadian

Scott B. Bernstein
c/o Caxton Associates, L.L.C.
500 Park Avenue
New York, NY  10022
Principal Occupation:  General Counsel and Secretary, Caxton
		       Associates, L.L.C.
Citizenship:  United States



Executive Officers

William Anderson, President
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Managing Director, Trident Advisors, Inc.
                       Toronto, Ontario, Canada
Citizenship:  Canadian

Joseph Kelly, Vice President and Treasurer
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  President, Prime Management Limited
Citizenship:  British

Maxwell Quin, Vice President and Secretary
c/o Prime Management Limited
Mechanics Bldg., 12 Church Street
Hamilton HM11 Bermuda
Principal Occupation:  Attorney-At-Law
Citizenship:  British



Schedule C

Caxton Associates, L.L.C.

Executive Officers - Caxton Associates, L.L.C.

Bruce Kovner, Chairman
500 Park Avenue
New York, NY  10022
Principal Occupation:  Chairman, Caxton Associates, L.L.C.
Citizenship:  United States

Peter P. D'Angelo, President
500 Park Avenue
New York, NY 10022
Principal Occupation:  President, Caxton Associates, L.L.C.
Citizenship:  United States

John G. Forbes, Jr., Chief Financial Officer
500 Park Avenue
New York, NY  10022
Principal Occupation:  Chief Financial Officer, Caxton
                       Associates, L.L.C.
Citizenship:  United States

Scott B. Bernstein, General Counsel and Secretary
500 Park Avenue
New York, NY  10022
Principal Occupation:  General Counsel and Secretary, Caxton
                       Associates, L.L.C.
Citizenship:  United States